Exhibit 107

Calculation of Filing Fee Table

Form S-8

(Form Type)

Inrad Optics, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered (1)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Common Stock, $0.01 par value per share	Other	390,000 (2)	$1.04 (3)	$405,600	0.00014760	$59.87
Equity	Common Stock, $0.01 par value per share	Other	3,610,000 (4)	$1.37 (5)	$4,945,700	0.00014760	$729.99
Total Offering Amounts				------	$5,351,300	------	$789.86
Total Fee Offsets				------	------	------	------
Net Fees Due				------	------	------	$789.86

(1)	Pursuant to Rule 416(c) under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the Inrad Optics, Inc. 2020 Equity Compensation Program (the “Plan”). , as these amounts may be adjusted as a result of stock splits, stock dividends, antidilution provisions, and similar transactions.

(2)	Represents shares of common stock, par value $0.01 per share (“Common Stock”), of Inrad Optics, Inc. (the “Registrant”) reserved for issuance pursuant to options outstanding under the Plan as of the date of this registration statement.

(3)	Estimated in accordance with Rule 457(h) of the Securities Act solely for the purpose of calculating the registration fee on the basis of the weighted-average exercise price for outstanding options granted pursuant to the Plan as of the date of this registration statement.

(4)	Represents 3,610,000 shares of Common Stock reserved for future issuance under the Plan that are not subject to outstanding options.

(5)	Calculated solely for purposes of this offering under Rules 457(c) and 457(h) of the Securities Act on the basis of the average of the bid and ask prices of Registrant’s common stock on the OTC Markets on March 22, 2024.